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                         December 7, 2023

       Stanley Chia
       Chief Executive Officer
       Vivid Seats Inc.
       24 E. Washington Street, Suite 900
       Chicago, IL 60602

                                                        Re: Vivid Seats Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 5,
2023
                                                            File No. 333-275889

       Dear Stanley Chia:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rebekah
Reed at 202-551-5332 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Trade & Services
       cc:                                              Scott Westhoff